UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2023

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Enclosure: **Press Release: AWARD AND ACCEPTANCE OF SHARE OPTIONS BY AN EXECUTIVE DIRECTOR, PRESCRIBED OFFICERS AND COMPANY SECRETARY OF AGA**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

AWARD AND ACCEPTANCE OF SHARE OPTIONS BY AN EXECUTIVE DIRECTOR, PRESCRIBED OFFICERS AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI

In terms of paragraph 3.63 of the JSE Limited Listings Requirements we hereby provide the following information regarding the award and acceptance of share options by the Company under the AngloGold Share Incentive Scheme to an Executive Director, Prescribed Officers and Company Secretary of AngloGold Ashanti.

Date of award	:	24 February 2023
Date of notification	:	12 May 2023
Date of acceptance	:	15 May 2023

Deferred Share Plan (DSP)
The AngloGold Share Incentive Scheme that was approved by shareholders, provides share awards granted to the executives which will vest over a five-year period from 24 February 2024 to 24 February 2028 in equal tranches and to the Company Secretary which will vest over a two-year period from 24 February 2024 to 24 February 2025 in equal tranches.

Clearance was obtained in terms of paragraph 3.66 of the JSE Limited Listings Requirements.

Strike price	NIL cost to participant in accordance with the rules of the above plan
Market value per award at date of grant	R317.99
Class of security	Option to acquire ordinary shares
Nature of transaction	Off-market acceptance of share options
Type of interest	Direct beneficial

Name	Number of DSPs Awarded	Total Value of Awards (ZAR)
A Calderon *(Executive Director)*	191,652	60,943,419.48
L Ali *(Prescribed Officer)*	48,669	15,476,255.31
S Bailey *(Prescribed Officer)*	46,873	14,905,145.27
T Briggs *(Prescribed Officer)*	31,540	10,029,404.60
L Eybers *(Prescribed Officer)*	67,549	21,479,906.51
M Godoy *(Prescribed Officer)*	61,058	19,415,833.42
L Marwick *(Prescribed Officer)*	43,442	13,814,121.58
L Goliath *(Company Secretary)*	3,837	1,220,127.63

ENDS

15 May 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>
Andrea Maxey   +61 08 9435 4603/ +61 400 072 199   amaxey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>
Andrea Maxey   +61 08 9435 4603/ +61 400 072 199   amaxey@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 15, 2023

By: <u>/s/ LM GOLIATH</u>
Name: Leeanne Goliath
Title: Company Secretary